UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Idearc Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451663108

(CUSIP Number)

November 17, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
   Rule 13d-1(b)
X  Rule 13d-1(c)
   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
_________________________________________________________________________

CUSIP No.   451663108


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Jack B. Corwin


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)

(b) X


3.
SEC Use Only ..................................................................


4.
Citizenship or Place of Organization:  United States Citizen............

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With



5.
Sole Voting Power: 12,715,394 Shares of Common Stock



6.
Shared Voting Power: NONE



7.
Sole Dispositive Power: 12,715,394 Shares of Common Stock



8.
Shared Dispositive Power NONE


9.
Aggregate Amount Beneficially Owned by Each Reporting Person: 12,715,394 Shares of Common Stock


10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) :
Not Applicable


11.
Percent of Class Represented by Amount in Row (9):
 8.66%


12.
Type of Reporting Person (See Instructions)
IN


___________________________________2_____________________________________

Item 1.
(a)	Name of Issuer
Idearc Inc._______________________________________________________

	(b) Address of Issuer's Principal Executive Offices
	      2200 West Airfield Drive
      P.O. Box 619810
                  DFW Airport
         Dallas, TX 75261-9810_____________________________________________

Item 2.
(a)	Name of Person Filing
Jack B. Corwin____________________________________________________
(b)	Address of Principal Business Officeor, if none, Residence
2150 N. Lincoln Street
Burbank, CA 91504________________________________________________
(c)	Citizenship
United States Citizen_______________________________________________
(d)	Title of Class of Securities
Common stock____________________________________________________
(e)	CUSIP Number
451663108_______________________________________________________

Item 3.	If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person is filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	Bank as defined in section 3 (a)(6) of the Act (15 U.S.C. 78c)
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c)
(d)	Investment company registered under section 8 of the Investment Company
	Act of 1940 (15 U.S.C. 80a-8)
(e)	An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with ?240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with ?240.13d-1(b)(1)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit
	Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with ?240.13d-1(b)(1)(ii)(E);
Not Applicable

____________________________________3____________________________________






Item 4. 	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
   12,715,394 shares of Common Stock*________________________________

(b)	Percent of class:
8.66% calculated based upon the 146,795,971 shares of Common Stock issued and outstanding as of September 30, 2008, as set forth in the Company's Form 10-Q filed on November 6, 2008____________________________________

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
12,715,394 shares of Common Stock_________________________

(ii)	Shared power to vote or to direct the vote
None_________________________________________________

(iii)	Sole power to dispose or to direct the disposition of
12,715,394 shares of Common Stock_________________________

(iv)	Shared power to dispose or to direct the disposition of
None__________________________________________________




*The number of shares of Common Stock shown above as beneficially owned by Jack B. Corwin includes (1) 8,621,012 owned by the Jack B. Corwin Revocable Trust Dated 6/26/92, of which Jack B. Corwin is the sole trustee,
(2) 4,094,382 shares held by the Jack B. Corwin 2006 Charitable Remainder Unitrust of which the Charitable Remainder Stewardship Company of Nevada is the trustee and which Jack B. Corwin has investment and voting authority.


_____________________________________4___________________________________


Item 5.		Ownership of Five percent or Less of a Class
If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner od more than five percent of the class of securities, check the following.
		Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of another Person
		Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company or Control
Person
		Not Applicable

Item 8.		Identification and Classification of Members of the Group
		Not Applicable

Item 9.		Notice of Dissolution of the Group
		Not Applicable

Item 10.	Certification
		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

________________________________5________________________________________


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 17, 2008


Signature


Name/Title: Jack B. Corwin Trustee / Account Holder
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

____________________________________6____________________________________